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SEC FILE NUMBER
8-67024

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wood Warren & Co. Securities, LLC

SEC Mail Processing
FEB 28 2022
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Powell Street, Suite #200
(No. and Street)

Emeryville (City) California (State) 94608 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Roger Wood (Name) 510-420-3850 (Area Code – Telephone Number) rwood@woodwarren.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Parkway, Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

10/20/03 (Date of Registration with PCAOB)(if applicable) 349 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, J. Roger Wood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wood Warren & Co. Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Managing Member

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 9 day of Feb, 2022,

by James Roger Wood,
Name of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANNA KELLY
Notary Public - California
Contra Costa County
Commission # 2327821
My Comm. Expires May 9, 2024

Signature of Notary Public

Place Notary Seal Above

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ No. of Pages: ______

Signers(s) Other Than Named Above: ______

UNITED STATES

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Table of Contents

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Wood Warren & Co. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wood Warren & Co. Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Wood Warren & Co. Securities, LLC's auditor since 2020.

Denver, Colorado
February 21, 2022

Wood Warren & Co. Securities, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	116,443
Accounts receivable, net of allowance		103,000
Prepaids		2,688
Due from member		20
Total Assets	$	222,151
Liabilities and Member's Equity		
Accounts payable	$	28,696
Total Liabilities		28,696
Member's Equity		193,455
Total Liabilities and Member's Equity	$	222,151

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Operations

For the Year Ended December 31, 2021

Revenue		
Investment banking fees	$	7,264,350
Other income		6
Total Revenue		7,264,356
Expenses		
Commissions		6,250,517
Allocated overhead		731,724
Professional fees		73,697
Other operating expenses		43,824
Total Expenses		7,099,762
Net Income	$	164,594

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2021

January 1, 2021	$	63,861
Distributions		(35,000)
Net income		164,594
December 31, 2021	$	193,455

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net income	$	164,594
Adjustment to reconcile net loss to net cash used in operating activities		
(Increase) decrease in:		
Accounts receivable		587,500
Prepaids		(692)
Due from member		(20)
Increase (decrease) in:		
Accounts payable		(7,384)
Due to member		(22,847)
Accrued compensation and commissions		(690,500)
Net Cash Provided by Operating Activities		30,651
Cash Provided by (Used by) Financing Activities		
Capital distributions		(35,000)
Net Cash Used in Financing Activities		(35,000)
Net Decrease in Cash		(4,349)
Cash at beginning of year		120,792
Cash at End of Year	$	116,443

See accompanying notes

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2021

1. Organization

Wood Warren & Co. Securities, LLC (the "Company") was organized as a California limited liability company on June 6, 2005 and is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is owned by its sole member, Wood Warren & Co., LP (the "Member") and operates in Emeryville, California. The Company provides investment banking related services.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2021, the Company held two cash accounts, and there were no cash equivalents.

Accounts Receivable
Effective January 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of the receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received.

The Company considers 92% of accounts receivable related to prior year to be un-collectible, and accordingly, an allowance for doubtful accounts of $1,223,871 has been recorded. The adoption of the standard did not have a material impact on the Company's financial statements.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. There were no financial instruments required to be recorded on a recurring basis at December 31, 2021.

Income Taxes
The Company, is a single member limited liability company, and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2018.

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. This is in accordance with FASB Accounting Standards Update 2014-09 Revenue Contracts with Customers (Topic 606). A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Success fees from merger and acquisition engagements are typically fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance on the engagement is completed (the closing date of the transaction).

The following table presents revenue by major source.

Revenue from customer contracts	
Investment banking fees	$7,264,350
Total revenue from customer contracts	$7,264,350

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There was no deferred revenue at January 1, 2021 and December 31, 2021. Net accounts receivable was $690,500 and $103,000 at January 1, 2021 and December 31, 2021, respectively.

Expenses associated with investment banking advisory engagements are capitalized only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs at January 1, 2021 and December 31, 2021.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined, which was $5,000 at December 31, 2021. At December 31, 2021, the Company's net capital was $87,747 which exceeded the requirement by $82,747. The Company is also subject to SEA Rule 17a-11(c)(1) which requires broker dealers to maintain a ratio of aggregate indebtedness less than 1,200% of net capital. At December 31, 2021 the Company's aggregate indebtedness to net capital ratio was 32.70%.

5. Risk Concentrations

The Company's cash consists of cash held at one financial institution where the balances of the accounts may exceed government insured limits during the year. At December 31, 2021, cash was not in excess of insured limits. The Company has never experienced any losses on its cash balances.

For the year ended December 31, 2021, 89% of investment banking fees were generated by one registered representative and 43% of investment banking fees were earned from one customer. All commissions were paid to that registered representative.

6. Related Party Transactions

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn, the Company pays a portion of those expenses via an expense overhead sharing agreement. The expense allocation for 2021 was $731,724. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Risk and Uncertainties

The global pandemic caused by Covid-19 developed rapidly in 2020 and 2021 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

8. Subsequent Events

The Company has evaluated subsequent events through February 21, 2022 the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Wood Warren & Co. Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2021

Net Capital	
Total member's equity	$ 193,455
Less: Non-allowable assets	
Accounts receivable	103,000
Prepaids	2,688
Due from member	20
Total Non-allowable assets	105,708
Net Capital	87,747
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $28,696 or $5,000, whichever is greater	5,000
Excess Net Capital	$ 82,747
Ratio: Aggregate indebtedness to net capital	32.70%

Reconciliation with Company's Net Capital Computation (Included in Part II of Amended Form X-17A-5 as of December 31, 2021)

There were no material differences noted in the Company's net capital computation, at December 31, 2021.

See Report of Independent Registered Public Accounting Firm

Wood Warren & Co. Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2021

An exemption from Rule 15c3-3 is claimed, based on reliance on footnote 74 to SEC Release 34-70073. The Company only engages in investment banking activity.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2021

An exemption from Rule 15c3-3 is claimed, based on reliance on footnote 74 to SEC Release 34-70073. The Company only engages in investment banking activity.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Wood Warren & Co. Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report in which (1) Wood Warren & Co. Securities, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 21, 2022

WOOD WARREN & CO.
INVESTMENT BANKERS

February 21, 2022

SEA 15c3-3 Exemption Report

I, J. Roger Wood, the Managing Member of Wood Warren & Co. Securities, LLC (the "Company") represents the following:

1 The Company claims an exemption from 17 C.F.R 240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for investment advisory and private placements and it does not hold customer funds or securities.

2 The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2021 without exception; and

3 There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. 240.15c3-3.

J Roger Wood

Respectfully submitted

J. Roger Wood
Managing Member

2200 Powell Street, Suite 200
Emeryville, CA 94608
Tel: 510-420-3840
Fax: 510-658-7367
www.woodwarren.com